                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of July, 2013, Publisher's Clearing House LLC acquired control due to ownership of greater than 25% of Semper Short Duration Fund's(the "Fund") outstanding shares. Publisher's Clearing House LLC owned 40.8 % of the Fund and thus controlled the Fund as of that date.

In the month of July, 2013, the percentage of shares of Semper Short Duration Fund's (the "Fund") outstanding Shares registered to Major League Baseball Properties, Inc.,  fell to 16.3% of the Fund’s total outstanding shares and thus no longer controlled the Fund as of that date.